# ASX Market Announcement

## Notice of Extraordinary General Meeting

**Melbourne, Australia, 20 February 2024:** Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, "Company", "GTG"), a global leader in genomics-based tests in health, wellness, and serious disease provides shareholders with Notice of an Extraordinary General Meeting (EGM), to be held as a physical meeting on 20 March 2024 at 10am, Australian Eastern Daylight Savings Time (AEDT), at the offices of K & L Gates, Level 25, 525 Collins St, Melbourne VIC 3000.

Details of how to attend and participate in the EGM can be found in the Notice of Meeting (Notice). The Notice and sample Proxy Form are attached.

The Company will only be dispatching physical copies of the EGM Notice to shareholders who have elected to receive shareholder communications via mail. For those shareholders who have elected to receive notices electronically, the EGM will be forwarded to the email address provided to GTG's share registrar, Computershare. The EGM notice will be available from the Company's ASX announcements page of its website https://genetype.com/investor-centre/news-announcements/

The EGM Notice is based upon the circumstances at the date of this announcement. Should circumstances change with regard to the EGM, or the matters to be considered at the EGM, the Company will make an announcement on the ASX market announcements platform.

The business of the EGM affects your shareholding, and your vote is important. Voting on the resolution to be considered at the EGM will be conducted by poll. The poll will be conducted based on the votes submitted by proxy and at the EGM.

Shareholders are encouraged to submit their votes by proxy prior to the EGM. Shareholders can submit their proxy votes online, by mail, or by fax. Details for each of these options are provided on the proxy form.

Shareholders are invited to contact the CFO & Company Secretary, Tony Di Pietro, on +61(0) 3 8412 7000, or via email at investors@genetype.com, if they have any questions regarding the EGM.

-END-

Authorised for release by the Board of Genetic Technologies Limited

**Enquiries**

**Investor Relations**
Adrian Mulcahy
Automic Markets
M: +61 438 630 411
E: Adrian.mulcahy@automicgroup.com.au

**About Genetic Technologies Limited**

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. A global leader in genomics-based tests in health, wellness and serious disease through its geneType and EasyDNA brands. GTG offers cancer predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The company has a proprietary risk stratification platform that has been developed over the past decade and integrates clinical and genetic risk to deliver actionable outcomes to physicians and individuals. Leading the world in risk prediction in oncology, cardiovascular and metabolic diseases, Genetic Technologies continues to develop risk assessment products. For more information, please visit www.genetype.com

**Forward Looking Statements**

This announcement may contain forward-looking statements about the Company's expectations, beliefs or intentions regarding, among other things, statements regarding the expected use of proceeds. In addition, from time to time, the Company or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as "believe," "expect," "intend," "plan," "may," "should" or "anticipate" or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by the Company with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of the Company's authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. As forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause the Company's actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause the Company's actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements as detailed in the Company's filings with the Securities and Exchange Commission and in its periodic filings with the ASX in Australia and the risks and risk factors included therein. In addition, the Company operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. The Company does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

GENETIC TECHNOLOGIES LIMITED
ABN 17 009 212 328

**Need assistance?**

**Phone:**
1300 850 505 (within Australia)
+61 3 9415 4000 (outside Australia)

**Online:**
www.investorcentre.com/contact

GTG

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

# Genetic Technologies Limited Extraordinary General Meeting

The Genetic Technologies Limited Extraordinary General Meeting will be held on Wednesday, 20 March 2024 at 10:00am (AEDT). You are encouraged to participate in the meeting using the following options:

## MAKE YOUR VOTE COUNT

To lodge a proxy, access the Notice of Meeting and other meeting documentation visit www.investorvote.com.au and use the below information:

**Control Number: 999999**

**SRN/HIN: I9999999999**

**PIN: 99999**

For Intermediary Online subscribers (custodians) go to www.intermediaryonline.com

For your proxy appointment to be effective it must be received by 10:00am (AEDT) on Monday, 18 March 2024.

## ATTENDING THE MEETING IN PERSON

The meeting will be held at:
Offices of K & L Gates, Level 25, 525 Collins St, Melbourne, VIC 3000

You may elect to receive meeting-related documents, or request a particular one, in electronic or physical form and may elect not to receive annual reports. To do so, contact Computershare.

Genetic Technologies

GENETIC TECHNOLOGIES LIMITED
ABN 17 009 212 328

GTG

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

## Need assistance?

**Phone:**
1300 850 505 (within Australia)
+61 3 9415 4000 (outside Australia)

**Online:**
www.investorcentre.com/contact

## YOUR VOTE IS IMPORTANT

For your proxy appointment to be effective it must be received by **10:00am (AEDT) on Monday, 18 March 2024.**

# Proxy Form

## How to Vote on Items of Business

All your securities will be voted in accordance with your directions.

### APPOINTMENT OF PROXY

**Voting 100% of your holding:** Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote or abstain as they choose (to the extent permitted by law). If you mark more than one box on an item your vote will be invalid on that item.

**Voting a portion of your holding:** Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%.

**Appointing a second proxy:** You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf.

**A proxy need not be a securityholder of the Company.**

### SIGNING INSTRUCTIONS FOR POSTAL FORMS

**Individual:** Where the holding is in one name, the securityholder must sign.

**Joint Holding:** Where the holding is in more than one name, all of the securityholders should sign.

**Power of Attorney:** If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it.

**Companies:** Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held. Delete titles as applicable.

### PARTICIPATING IN THE MEETING

**Corporate Representative**
If a representative of a corporate securityholder or proxy is to participate in the meeting you will need to provide the appropriate "Appointment of Corporate Representative". A form may be obtained from Computershare or online at www.investorcentre.com/au and select "Printable Forms".

## Lodge your Proxy Form:

XX

### Online:

Lodge your vote online at www.investorvote.com.au using your secure access information or use your mobile device to scan the personalised QR code.

Your secure access information is

**Control Number: 999999**
**SRN/HIN: I9999999999**
**PIN: 99999**

For Intermediary Online subscribers (custodians) go to www.intermediaryonline.com

### By Mail:

Computershare Investor Services Pty Limited
GPO Box 242
Melbourne VIC 3001
Australia

### By Fax:

1800 783 447 within Australia or
+61 3 9473 2555 outside Australia

**PLEASE NOTE:** For security reasons it is important that you keep your SRN/HIN confidential.

You may elect to receive meeting-related documents, or request a particular one, in electronic or physical form and may elect not to receive annual reports. To do so, contact Computershare.

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

☐ **Change of address.** If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with 'X') should advise your broker of any changes.

I 9999999999 I ND

# Proxy Form

Please mark ☒ to indicate your directions

## Step 1 Appoint a Proxy to Vote on Your Behalf

XX

**I/We being a member/s of Genetic Technologies Limited hereby appoint**

☐ **the Chairman of the Meeting** **OR** ______________________

**PLEASE NOTE:** Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit) at the Extraordinary General Meeting of Genetic Technologies Limited to be held at Offices of K & L Gates, Level 25, 525 Collins St, Melbourne, VIC 3000 on Wednesday, 20 March 2024 at 10:00am (AEDT) and at any adjournment or postponement of that meeting.

## Step 2 Item of Business

**PLEASE NOTE:** If you mark the **Abstain** box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

| | | For | Against | Abstain |
|---|---|---|---|---|
| Resolution 1 | Approval of capacity to undertake a capital raising | ☐ | ☐ | ☐ |

The Chairman of the Meeting intends to vote undirected proxies in favour of the item of business. In exceptional circumstances, the Chairman of the Meeting may change his/her voting intention on any resolution, in which case an ASX announcement will be made.

## Step 3 Signature of Securityholder(s)

*This section must be completed.*

| Individual or Securityholder 1 | Securityholder 2 | Securityholder 3 | |
|---|---|---|---|
| | | | / / |
| Sole Director & Sole Company Secretary | Director | Director/Company Secretary | Date |

**Update your communication details** *(Optional)*

| Mobile Number | Email Address |
|---|---|
| | |

By providing your email address, you consent to receive future Notice of Meeting & Proxy communications electronically

GTG 307000A

Computershare

# Genetic Technologies Limited

ACN 009 212 328

# Notice of Extraordinary General Meeting

| | |
|---|---|
| Venue: | Offices of K & L Gates, Level 25, 525 Collins St, Melbourne VIC 3000 |
| Date: | 20 March 2024 |
| Time: | Commencing at 10.00am (AEDT) |

# Contents

# Key dates

The key dates for the Extraordinary General Meeting (**EGM**) are set out below.

| Event | Date |
|---|---|
| Last day for receipt of proxies | **10am (AEDT) on 18 March 2024** |
| Extraordinary General Meeting | **10am (AEDT) on 20 March 2024** |

Proxy Forms received after 10am (AEDT) on **18 March 2024** will be disregarded.

## EGM and Your Vote

The business of the EGM affects your shareholding and your vote is important.

As outlined in this Notice of Extraordinary General Meeting, the Meeting will be held as a general meeting via shareholder physical attendance at the offices of K & L Gates (Level 25, 525 Collins St Melbourne VIC 3000).

You are not able to participate in the EGM virtually. As shareholders will not have the ability to vote online at the Meeting, shareholders are encouraged to lodge their proxy form ahead of the meeting.

To vote by proxy, please complete and sign the enclosed Proxy Form and return by the time and in accordance with the instructions set out on the Proxy Form.

Please refer to your enclosed Proxy Form for more information and instructions on how to vote at this Meeting.

In accordance with the Corporations Act and Regulation 7.11.37 of the Corporations Regulations, the Company has determined that for the purposes of the Meeting all Shares will be taken to be held by the persons who held them as registered Shareholders at 7pm (AEDT) on 18 March 2024. Accordingly, share transfers registered after that time will be disregarded in determining entitlements to attend and vote at the Meeting.

# Questions

Shareholders are invited to contact the CFO & Company Secretary, Tony Di Pietro, on +61(0) 3 8412 7000 if they have any questions regarding the EGM.

We also invite Shareholders to submit questions to the Company in advance of the Meeting. Questions must be received by no later than 10am (AEDT) on 15 March 2024. The Company will endeavour to address as many of the more frequently raised relevant questions as possible during the Meeting. However, there may not be sufficient time to address all questions raised. Please note that individual responses will not be sent to shareholders. Please submit any written questions to the Company to tony.dipietro@genetype.com.

# Notice of Extraordinary General Meeting

Notice is given that the Extraordinary General Meeting of Genetic Technologies Limited ACN 009 212 328 (**GTG** or **Company**) will be held on **20 March 2024** commencing at **10am** (AEDT).

The Explanatory Statement, which accompanies and forms part of this Notice, contains information to assist Shareholders to decide how to vote on the matters to be considered at the EGM.

The Meeting will be held as a general meeting by shareholder physical attendance at the offices of K&L Gates (Level 25, 525 Collins St Melbourne VIC 3000).

If it becomes necessary for the Company to give further updates about the Meeting, information will be lodged with the ASX and posted on the Company's website.

Terms used in this Notice are defined in the Glossary.

# Agenda

## 1. Resolution

### Resolution 1 – Approval of capacity to undertake a capital raising

To consider and if thought fit to pass the following resolution as an ordinary resolution:

> *"That for the purposes of Listing Rule 7.1 and for all other purposes, approval is given for the Company to raise up to $15 million by the issue of Equity Securities to institutional and otherwise exempt investors on the terms and conditions set out in the Explanatory Statement."*

***ASX Listing Rules Voting Restriction Statement:*** The Company will disregard any votes cast in favour of Resolution 1 by or on behalf of:

a) a person who is expected to participate in, or who will obtain a material benefit as a result of, the proposed issue (except a benefit solely by reason of being a holder of ordinary securities in the Company); or

b) an associate of those persons.

However, this does not apply to a vote cast in favour of a resolution by:

c) a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or

d) the chair of the meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the chair to vote on the resolution as the chair decides; or

e) a shareholder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

   (i) the beneficiary provides written confirmation to the shareholder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and

   (ii) the shareholder votes on the resolution in accordance with directions given by the beneficiary to the shareholder to vote in that way.

## By order of the Board of Directors

Mr Tony Di Pietro
CFO & Company Secretary

19 February 2024

Proxy Appointment, Voting and Meeting Instructions

**See attached proxy form.**

To be valid, properly completed forms must be received by the Company no later than 10am (AEDT) on **18 March 2024**.

# Explanatory Statement

This Explanatory Statement has been prepared for the information of Shareholders in relation to the business to be conducted at the Company's Extraordinary General Meeting (**EGM**).

The purpose of this Explanatory Statement is to provide Shareholders with all information known to the Company that is material to a decision on how to vote on the Resolution in the accompanying Notice of Extraordinary General Meeting.

This Explanatory Statement should be read in conjunction with the Notice of Extraordinary General Meeting. Capitalised terms in this Explanatory Statement are defined in the Glossary. Capitalised terms defined within this Notice of Extraordinary General Meeting, but which are not defined in the Glossary, also apply within this Notice of Extraordinary General Meeting.

## 1. Resolution 1 – Approval of capacity to undertake a capital raising

### 1.1 Background

The Company intends to raise additional capital of an aggregate of up to A$15 million by way of a placement of Equity Securities to institutional and otherwise exempt investors in Australia and/or the United States (**Proposed Placement**). The additional capital to be raised under the Proposed Placement is required to support the commercialisation of the geneType Multi Risk test, to drive new market opportunities in reimbursable categories, to fund product research and development, and general working capital purposes, as described in further detail below. Resolution 1 seeks the required Shareholder approval to allow the issue of these Securities under and for the purposes of Listing Rule 7.1.

The maximum number of securities proposed to be issued will be an aggregate of up to 115,417,246 Shares, accompanied by up to 115,417,246 Options and or up to 3,847,242 Warrants, to be issued at the price calculated as follows:

a) if issued to investors in **Australia**, they would take to form of Shares and accompanying Options on the following terms:

(i) Shares, issued at a price determined by the Board price will **not be less than** the price calculated in accordance with the following formula, being the **lower** of:

(A) 5-day Volume Weighted Average Price (VWAP) of Shares listed on the ASX up until and including the trading day preceding the date of approval of Resolution 1, and

(B) 5-day Volume Weighted Average Price (VWAP) of Shares listed on the ASX up until and including the trading day preceding the issue date of the Shares,

less 25%.

(ii) Options with an expiry date of up to 5 years from issue date, an exercise price no less than the issue price of the Shares, will not be listed on the ASX and will otherwise be issued on customary commercial terms applicable in Australia and in compliance with the ASX Listing Rules.

b) if issued to investors in the **United States**, they would take to form of Shares (which will be held in the form of American Depositary Shares (**ADSs**)) and accompanying Warrants, as follows:

(i) Shares, issued at a price determined by the Board price will **not be less than** the price calculated in accordance with the following formula, being the **lower** of:

(A) 5-day Volume Weighted Average Price (VWAP) of Shares listed on the ASX up until and including the trading day preceding the date of approval of Resolution 1, and

(B) 5-day Volume Weighted Average Price (VWAP) of Shares listed on the ASX up until and including the trading day preceding the issue date of the Shares,

less 25%. The resulting sum from this calculation is to be multiplied by 30, the current ADS/ordinary Share ratio, to price the raising in ADS, and that figure then converted to US dollars for the issue price per ADS.

(ii) Where the Company issues Warrants, each Warrant –

(A) entitles the holder on exercise to subscribe for one ADS (which represents 30 issued Shares);

(B) have an exercise price payable (unless exercised using the Cashless Exercise) equal to the issue price of the ADS as determined in accordance with the above formula;

(C) have an expiry date up to 5 years from issue;

(D) will not be listed on any exchange but the underlying Shares / ADSs will be tradeable on ASX / NASDAQ (as the case maybe); and

(E) will otherwise be issued substantially reflecting the terms and conditions set out in Annexure A of this Notice (**Warrant Terms**).

For clarity, as one (1) ADS represents 30 Shares, the total number of Warrants (each of which may be exercised for 1 ADS) that may be issued is calculated by dividing the maximum number of Options (that may be issued) by 30.

## 1.2 ASX Listing Rule 7.1

Broadly speaking, and subject to a number of exceptions, ASX Listing Rule 7.1 limits the amount of Equity Securities that an ASX listed company can issue without the approval of its Shareholders over any 12-month period to 15% of the fully paid ordinary securities it had on issue at the start of that period. A 'Warrant' is an Equity Security issued for an investor in the United States for the purposes of the ASX Listing Rules, similar to an option to subscribe for a Share in the Company in Australia.

Whilst the Company has not yet determined who the proposed investors will be, if Resolution 1 is passed, the Company will have the authority and flexibility to proceed with the issue of the Shares and Options/Warrants under the Proposed Placement at any time within 3 months of the date of Shareholder approval. In addition, the issue of the Shares or Options/Warrants the subject of Resolution 1 will be excluded from the calculation of the number of equity securities that the Company can issue without Shareholder approval under Listing Rule 7.1 during the 12 month period following their issue.

If Resolution 1 is not passed, the Company will not be able to proceed with the immediate issue of up to 115,417,246 Shares and 3,847,242 accompanying Options/Warrants under the Proposed Placement, in which case, the Company will require further funding and will need to urgently consider alternative funding arrangements and funding sources.

## 1.3 Information required by ASX Listing Rule 7.3

In compliance with the information requirements of ASX Listing Rule 7.3, Shareholders are advised of the following particulars on the allotment and issue of the Shares and Warrants under the Proposed Placement:

| | |
|---|---|
| The name of the person to whom the securities will be issued | The Shares and Options/Warrants under the Proposed Placement are anticipated to be placed to Australian and or US investors introduced by the Company's placement agent in Australia or the United States or otherwise exempt investors under section 708 of the Corporations Act as determined by the Company.<br><br>None of the prospective investors will be related parties (within the meaning of section 228 of the Corporations Act) of the Company. |
| The maximum number of | Up to an aggregate of 115,417,246 Shares and 3,847,242 Warrants (to acquire one ADS, where each ADS is equivalent to 30 issued Shares) or 115,417,246 Options, and may include both |

| | |
|---|---|
| securities to be issued | Warrants and Options, but not greater in number than these stated maximum amounts. |
| The terms of the securities | Each Share issued under the Proposed Placement will be a fully paid ordinary Share in the capital of the Company and will rank equally in all respects with existing Shares issued by the Company, with the same voting rights, dividend rights and other entitlements from issue. Where the Shares are issued to US investors, they will be held by those investors in the form ADSs.<br><br>Each Option issued under the Proposed Placement will be unquoted and entitles the holder to subscribe for one Share in the Company. The Options shall be as outlined above and otherwise be issued on customary commercial terms applicable in Australia.<br><br>.Each Warrant issued under the Proposed Placement will be unquoted and entitles the holder to subscribe for one ADS in the Company. The Warrants shall be as outlined above and otherwise be issued on the terms and conditions set out in the Warrant Terms attached as Annexure A of this Notice. The Warrants are substantially in the same format as the Company has previously issued to investors in the United States. |
| The date by which the entity will issue the securities | No later than 3 months after the date of approval of Resolution 1 proposed at this EGM. |
| The price at which the securities will be issued | .Except where a Warrant is exercised by Cashless Exercise, the issue price per Share and the exercise price per Option and Warrant under the Proposed Placement will be determined by the Company, but in any event, it will not be less than the price calculated in accordance with the formulae set out in section 1.1 above.<br><br>.A warrant may only be exercised by way of Cashless Exercise if at the time of the proposed exercise of the Warrant there is no effective registration statement registering, or the prospectus contained therein is not available for the resale of the Warrant ADSs. |
| The intended use of the funds raised | The funds to be received from the allotment of the Shares are proposed to be used to support the commercialisation of the geneType Multi Risk test through the B2B channels with payers, insurers and employers in the United States and expand into Europe, to drive new market opportunities in reimbursable categories by leveraging our strategic relationship with QIAGEN, to fund product research and development, to increase our sales and marketing presences and drive of its tests via the consumer-initiated testing platforms, to execute the go to market, sales and marketing launch of the Comprehensive Hereditary Breast and Ovarian Cancer Risk Test as part of our germline genetic testing division; and for other working capital and general corporate purposes. .<br><br>Whilst there will be no funds raised from the issue of the Options or Warrants, should the Options and or Warrants be exercised (other than by way of Cashless Exercise of the Warrants) the Company currently intends to also apply those funds for the same purposes. |
| If the securities are being issued under an agreement, a | The Company has not entered any agreements for the issue of securities under the Proposed Placement. |

| | |
|---|---|
| summary of any other materials terms of the agreement. | |
| If the securities are being issued under, or to fund, a reverse takeover, information about the reverse takeover. | The securities are not being issued to fund a reverse takeover. |

### 1.4 Board recommendations and undirected proxies

The Directors unanimously recommend that the Shareholders vote in favour of Resolution 1. The Chair of the Meeting intends to vote all undirected proxies in favour of this resolution.

## Glossary

In this Explanatory Statement, the following terms have the following meaning:

| | |
|---|---|
| ADS | means American Depositary Share whereby 1 American Depositary Share equates to 30 fully paid ordinary Shares in the capital of the Company |
| AEDT | Australian Eastern Daylight Time |
| Associate | has the meaning given to it by Part 1.2 Division 2 of the Corporations Act. |
| ASX | The Australian Securities Exchange operated by ASX Limited. |
| ASX Listing Rules | means the Listing Rules of the ASX. |
| Board or GTG Board | Board of Directors of the Company. |
| Cashless Exercise | Means the exercise of a Warrant without payment of any cash, in accordance with a formula and upon terms as defined in the Warrant Terms, and in particular, Section 2(c) of the Warrant Terms. |
| Chairman or Chair | The chair of the Board. |
| Company or GTG | Genetic Technologies Limited ACN 009 212 328 |
| Corporations Act | *Corporations Act 2001* (Cth). |
| Director | A director of the Company. |
| Equity Security | has the meaning given to it by the ASX Listing Rules. |
| Extraordinary General Meeting or Meeting or EGM | Extraordinary General Meeting of Shareholders of the Company or any adjournment of it, convened by this Notice. |
| Listing Rules | The Listing Rules of ASX. |
| NASDAQ | means the National Association of Securities Dealers Automated Quotations operated by Nasdaq Inc |
| Notice or Notice of Extraordinary General Meeting | The notice of this Extraordinary General Meeting, which accompanies this Explanatory Statement. |
| Option | An option to purchase a Share |
| Proxy Form | The proxy form accompanying the Notice. |
| Resolution | The resolution set out in the Notice. |
| Share | Fully paid ordinary Share in the capital of the Company. |
| Shareholder | A registered holder of a Share. |

| | |
|---|---|
| **Warrant** | A warrant to purchase a Share or ADS. |
| **Warrant terms** | The terms and conditions upon which the Warrants are issued and exercised, as set out in Annexure A of this Notice |

## Annexure A - Warrant Terms

NEITHER THIS SECURITY NOR THE SECURITIES FOR WHICH THIS SECURITY IS EXERCISABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THIS SECURITY AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN SECURED BY SUCH SECURITIES.

**WARRANT TO PURCHASE ORDINARY SHARES**

**REPRESENTED BY AMERICAN DEPOSITARY SHARES**

**GENETIC TECHNOLOGIES LIMITED**

Warrant ADSs: ______ Issuance Date: ___, 2024

Initial Exercise Date:______, 2024

THIS WARRANT TO PURCHASE ORDINARY SHARES REPRESENTED BY AMERICAN DEPOSITARY SHARES (the "Warrant") certifies that, for value received, _____________ or its assigns (the "Holder") is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after the date set forth above (the "Initial Exercise Date") and on or prior to 5:00 p.m. (New York City time) on [___________.[1] (the "Termination Date") but not thereafter, to subscribe for and purchase from Genetic Technologies Limited, an Australian corporation (the "Company"), up to ______ Ordinary Shares (the "Warrant Shares") represented by _________ American Depositary Shares ("ADSs"), as subject to adjustment hereunder (the "Warrant ADSs"). The purchase price of one Warrant ADS under this Warrant shall be equal to the Exercise Price, as defined in Section 2(b).

Section 1. Definitions. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in that certain Securities Purchase Agreement (the "Purchase Agreement"), dated [___], 2024, among the Company and the purchasers signatory thereto.

Section 2. Exercise.

a) Exercise of Warrant. Exercise of the purchase rights represented by this Warrant may be made, in whole or in part, at any time or times on or after the Initial Exercise Date and on or before the Termination Date by delivery to the Company of a duly executed PDF copy submitted by e-mail (or e-mail attachment) of the Notice of Exercise in the form annexed hereto (the "Notice of Exercise"). Within the earlier of (i) two (2) Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period (as defined in Section 2(d)(i) herein) following the date of exercise as aforesaid, the Holder shall deliver to the Company the aggregate Exercise Price for

[1] Insert the date that is the ______ year anniversary of the Initial Exercise Date, provided that, if such date is not a Trading Day, insert the immediately following Trading Day.

the Warrant ADSs thereby purchased and specified in the applicable Notice of Exercise by wire transfer or cashier's check drawn on a United States bank unless the cashless exercise procedure specified in Section 2(c) below is specified in the applicable Notice of Exercise. No ink-original Notice of Exercise shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Exercise be required. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company until the Holder has purchased all of the Warrant ADSs available hereunder and the Warrant has been exercised in full, in which case, the Holder shall surrender this Warrant to the Company for cancellation as soon as reasonably practicable of the date on which the final Notice of Exercise is delivered to the Company. Partial exercises of this Warrant resulting in purchases of a portion of the total number of Warrant ADSs available hereunder shall have the effect of lowering the outstanding number of Warrant ADSs purchasable hereunder in an amount equal to the applicable number of Warrant ADSs purchased. The Holder and the Company shall maintain records showing the number of Warrant ADSs purchased and the date of such purchases. The Company shall deliver any objection to any Notice of Exercise within one (1) Trading Day of receipt of such notice. **The Holder and any assignee, by acceptance of this Warrant, acknowledge and agree that, by reason of the provisions of this paragraph, following the purchase of a portion of the Warrant ADSs hereunder, the number of Warrant ADSs available for purchase hereunder at any given time may be less than the amount stated on the face hereof.**

b) Exercise Price. The exercise price per ADS under this Warrant shall be **$[________]**, subject to adjustment hereunder (the "Exercise Price").

c) Cashless Exercise. If at the time of exercise hereof there is no effective registration statement registering, or the prospectus contained therein is not available for the resale of the Warrant ADSs by the Holder, then this Warrant may also be exercised, in whole or in part, at such time by means of a "cashless exercise" in which the Holder shall be entitled to receive a number of Warrant ADSs equal to the quotient obtained by dividing [(A-B) (X)] by (A), where:

(A) = as applicable: (i) the VWAP on the Trading Day immediately preceding the date of the applicable Notice of Exercise if such Notice of Exercise is (1) both executed and delivered pursuant to Section 2(a) hereof on a day that is not a Trading Day or (2) both executed and delivered pursuant to Section 2(a) hereof on a Trading Day prior to the opening of "regular trading hours" (as defined in Rule 600(b) of Regulation NMS promulgated under the federal securities laws) on such Trading Day, (ii) at the option of the Holder, either (y) the VWAP on the Trading Day immediately preceding the date of the applicable Notice of Exercise or (z) the Bid Price of the ADSs on the principal Trading Market as reported by Bloomberg L.P. ("Bloomberg") as of the time of the Holder's execution of the applicable Notice of Exercise if such Notice of Exercise is executed during "regular trading hours" on a Trading Day and is delivered within two (2) hours thereafter (including until two (2) hours after the close of "regular trading hours" on a Trading Day) pursuant to Section 2(a) hereof or (iii) the VWAP on the date of the applicable Notice of Exercise if the date of such Notice of Exercise is a Trading Day and such Notice of Exercise is both executed and delivered pursuant to Section 2(a) hereof after the close of "regular trading hours" on such Trading Day;

(B) = the Exercise Price of this Warrant, as adjusted hereunder; and

(X) = the number of Warrant ADSs that would be issuable upon exercise of this Warrant in accordance with the terms of this Warrant if such exercise were by means of a cash exercise rather than a cashless exercise.

If Warrant ADSs are issued in such a cashless exercise, the parties acknowledge and agree that in accordance with Section 3(a)(9) of the Securities Act, the holding period of the Warrant ADSs being issued may be tacked on to the holding period of this Warrant. The Company agrees not to take any position contrary to this Section 2(c).

"Bid Price" means, for any date, the price determined by the first of the following clauses that applies: (a) if the ADSs are then listed or quoted on a Trading Market, the bid price of the ADSs for the time in question (or the nearest preceding date) on the Trading Market on which the ADSs are then listed or quoted as reported by Bloomberg (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if OTCQB Venture Market ("OTCQB") or the OTCQX Best Market ("OTCQX") is not a Trading Market, the volume weighted average price of the ADSs for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the ADSs are not then listed or quoted for trading on OTCQB or OTCQX and if prices for the ADSs are then reported on The Pink Open Market operated by the OTC Markets, Inc. ("Pink Market") (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the ADSs so reported, or (d) in all other cases, the fair market value of an ADS as determined by an independent appraiser selected in good faith by the holders of a majority in interest of the Securities then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

"VWAP" means, for any date, the price determined by the first of the following clauses that applies: (a) if the ADS are then listed or quoted on a Trading Market, the daily volume weighted average price of the ADSs for such date (or the nearest preceding date) on the Trading Market on which the ADSs are then listed or quoted as reported by Bloomberg (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if OTCQB or OTCQX is not a Trading Market, the volume weighted average price of the ADSs for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the ADSs are not then listed or quoted for trading on OTCQB or OTCQX and if prices for the ADSs are then reported on The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per ADS so reported, or (d) in all other cases, the fair market value of an ADS as determined by an independent appraiser selected in good faith by the holders of a majority in interest of the Securities then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

d) Mechanics of Exercise.

i. Delivery of Warrant ADSs Upon Exercise. The Company shall deposit the Warrant Shares subject to an exercise of this Warrant with The Bank of New York Mellon, the Depositary for the ADSs (the "Depositary") and instruct the Depositary to credit the account of the Holder's in book entry format at the transfer agent to the Company bearing the restrictive legend in Section 5. If eligible, the Depositary may credit the Holder's or its designee's balance account with The Depository Trust Company through its Deposit/Withdrawal At Custodian system ("DWAC") if the Depositary is then a participant in such system and either (A) there is an effective registration statement with a current prospectus registering for resale of the Warrant Shares represented by the Warrant ADSs by the Holder or (B) the Warrant Shares represented by the Warrant ADSs are eligible for resale by the Holder without the current information requirements, or the volume or manner-of-sale limitations pursuant to Rule 144 (assuming cashless exercise of the Warrants), and otherwise by electronic

(registered in book-entry format) or physical delivery to the address specified by the Holder in the Notice of Exercise, in each case by the date that is the later of (y) the earliest of (i) two (2) Trading Days after the delivery to the Company of the Notice of Exercise and (ii) the number of Trading Days comprising the Standard Settlement Period after the delivery to the Company of the Notice of Exercise and (z) one (1) Trading Day after delivery of the aggregate Exercise Price to the Company (such date, the "Warrant Share Delivery Date"). Upon delivery of the Notice of Exercise, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant ADSs with respect to which this Warrant has been exercised, irrespective of the date of delivery of the Warrant ADSs, provided that payment of the aggregate Exercise Price (other than in the case of a cashless exercise) is received within the earlier of (i) two (2) Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period following delivery of the Notice of Exercise. If the Depository fails for any reason to deliver to the Holder the Warrant ADSs subject to a Notice of Exercise by the Warrant Share Delivery Date, the Company shall pay to the Holder, in cash, as liquidated damages and not as a penalty, for each $1,000 of Warrant ADSs subject to such exercise (based on the VWAP of the ADSs on the date of the applicable Notice of Exercise), $10 per Trading Day (increasing to $20 per Trading Day on the third Trading Day after the Warrant Share Delivery Date) for each Trading Day after such Warrant Share Delivery Date until such Warrant ADSs are delivered or Holder rescinds such exercise. The Company agrees to maintain a transfer agent that is a participant in the FAST program so long as this Warrant remains outstanding and exercisable. As used herein, "Standard Settlement Period" means the standard settlement period, expressed in a number of Trading Days, on the Company's primary Trading Market with respect to the ADSs as in effect on the date of delivery of the Notice of Exercise.

ii. Delivery of New Warrants Upon Exercise. If this Warrant shall have been exercised in part, the Company shall, at the request of a Holder and upon surrender of this Warrant, at the time of delivery of the Warrant ADSs, deliver to the Holder a new Warrant evidencing the rights of the Holder to purchase the unpurchased Warrant ADSs called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant.

iii. Rescission Rights. If the Company fails to cause the Depositary to transmit to the Holder the Warrant ADSs pursuant to Section 2(d)(i) by the Warrant ADS Delivery Date, then the Holder will have the right to rescind such exercise in respect of the untransmitted Warrant ADSs (with the effect that the Holder's right to acquire such Warrant ADSs pursuant to this Warrant shall be restored) and the Company shall return to the Holder the aggregate Exercise Price paid to the Company for such Warrant ADSs.

iv. Compensation for Buy-In on Failure to Timely Deliver Warrant ADSs Upon Exercise. In addition to any other rights available to the Holder, if the Company fails to cause the Depositary to deliver to the Holder the Warrant ADSs in accordance with the provisions of Section 2(d)(i) above pursuant to an exercise on or before the Warrant ADS Delivery Date, and if after such date the Holder is required by its broker to purchase (in an open market transaction or otherwise) or the Holder's brokerage firm otherwise purchases, ADSs to deliver in satisfaction of a sale by the Holder of the Warrant ADSs which the Holder anticipated receiving upon such exercise (a "Buy-In"), then the Company shall (A) pay in cash to the Holder the amount, if any, by which (x) the Holder's total purchase price (including brokerage commissions, if any) for the ADSs so purchased exceeds (y) the amount obtained by multiplying (1) the number of Warrant ADSs that the Company failed to deliver to the Holder in connection with

the exercise at issue by (2) the price at which the sell order giving rise to such purchase obligation was executed, and (B) at the option of the Holder, either reinstate the portion of the Warrant in respect of the equivalent number of Warrant ADSs for which such exercise was not honored and return any amount received by the Company in respect of the Exercise Price for those Warrant ADSs (in which case such exercise shall be deemed rescinded) or deliver to the Holder the number of ADSs that would have been issued had the Company timely complied with its exercise and delivery obligations hereunder. For example, if the Holder purchases ADSs having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted exercise of Warrants with an aggregate sale price giving rise to such purchase obligation of $10,000, under clause (A) of the immediately preceding sentence the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In and, upon request of the Company, evidence of the amount of such loss. Nothing herein shall limit a Holder's right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company's failure to timely deliver ADSs upon exercise of the Warrant as required pursuant to the terms hereof.

v. No Fractional Shares or Warrant ADSs. No fractional Warrant Shares or Warrant ADSs shall be issued upon the exercise of this Warrant. As to any fraction of an ADS which the Holder would otherwise be entitled to purchase upon such exercise, the Company shall, at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price or round up to the next whole ADS; provided, however the fraction of an ADS shall not be rounded up to the next whole ADS if such rounding results in the issue price being lower than the par value of the ADS.

vi. Charges, Taxes and Expenses. Issuance of Warrant ADSs shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such Warrant ADSs, all of which taxes and expenses shall be paid by the Company, and such Warrant ADSs shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; provided, however, that, in the event that Warrant ADSs are to be issued in a name other than the name of the Holder, this Warrant when surrendered for exercise shall be accompanied by the Assignment Form attached hereto duly executed by the Holder and the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto. The Company shall pay all Depositary fees required for same-day processing of any Notice of Exercise and all fees to the Depository Trust Company (or another established clearing corporation performing similar functions) required for same-day electronic issuance and delivery of the Warrant ADSs. The Company shall pay all applicable fees and expenses of the Depositary in connection with the issuance of the Warrants ADSs hereunder.

vii. Closing of Books. Subject to the rules or laws of the applicable Trading Market, the Company will not close its shareholder books or records in any manner which prevents the timely exercise of this Warrant, pursuant to the terms hereof; provided, however, that the foregoing shall not be deemed or construed to limit any rights of the Depositary under the terms and provisions of the deposit agreement among, *inter alia*, the Company and the Depositary.

e) Holder's Exercise Limitations. Notwithstanding anything to the contrary contained herein, the Company shall not effect any exercise of this Warrant, and a Holder shall not have the right to exercise any portion of this Warrant, pursuant to Section 2 or otherwise, to the extent that after giving effect to such issuance after exercise as set forth on the applicable Notice of Exercise, the Holder (together with the Holder's Affiliates, and any other Persons acting as a group together with the Holder or any of the Holder's Affiliates (such Persons, "Attribution Parties")), would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of Ordinary Shares beneficially owned by the Holder and its Affiliates and Attribution Parties shall include the number of Ordinary Shares underlying such Warrant ADSs issuable upon exercise of this Warrant with respect to which such determination is being made, but shall exclude the number of Ordinary Shares underlying Warrant ADSs which would be issuable upon (i) exercise of the remaining, nonexercised portion of this Warrant beneficially owned by the Holder or any of its Affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any other Ordinary Share Equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its Affiliates or Attribution Parties. Except as set forth in the preceding sentence, for purposes of this Section 2(e), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by the Holder that the Company is not representing to the Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and the Holder is solely responsible for any schedules required to be filed in accordance therewith. To the extent that the limitation contained in this Section 2(e) applies, the determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Warrant is exercisable shall be in the sole discretion of the Holder, and the submission of a Notice of Exercise shall be deemed to be the Holder's determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Warrant is exercisable, in each case subject to the Beneficial Ownership Limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 2(e), in determining the number of outstanding Ordinary Shares, a Holder may rely on the number of outstanding Ordinary Shares as reflected in (A) the Company's most recent annual report on Form 20-F, Report on Form 6-K or other public filings filed with the Commission, as the case may be, (B) a more recent public announcement by the Company or (C) a more recent written notice by the Company or the Depositary setting forth the number of Ordinary Shares outstanding. Upon the written request of a Holder, the Company shall within one (1) Trading Day confirm in writing to the Holder the number of Ordinary Shares then outstanding. In any case, the number of outstanding Ordinary Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Holder or its Affiliates or Attribution Parties since the date as of which such number of outstanding Ordinary Shares was reported. The "Beneficial Ownership Limitation" shall be 4.99 (or, at the Holder's election prior to issuance, 9.99%) of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of the Ordinary Shares

underlying the Warrant ADSs issuable upon exercise of this Warrant. The Holder, upon written notice to the Company, may increase or decrease the Beneficial Ownership Limitation provisions of this Section 2(e), provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares upon exercise of this Warrant held by the Holder and the provisions of this Section 2(e) shall continue to apply. Any increase in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Company. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 2(e) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Warrant.

Section 3. Certain Adjustments.

a) Share Dividends and Splits. If the Company, at any time while this Warrant is outstanding: (i) subdivides outstanding Ordinary Shares or ADSs into a larger number of Ordinary Shares or ADSs, as applicable, (ii) combines (including by way of reverse share split) outstanding ADSs or Ordinary Shares into a smaller number of Ordinary Shares or ADSs, as applicable, or (iii) issues further ADSs or Ordinary Shares by reclassification of ADSs, Ordinary Shares or any other shares of the Company, then in each case, subject to the rules or laws of the applicable Trading Market, the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of ADSs (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator shall be the number of ADSs, outstanding immediately after such event, and the number of ADSs issuable upon exercise of this Warrant shall be proportionately adjusted such that the aggregate Exercise Price of this Warrant shall remain unchanged. Any adjustment made pursuant to this Section 3(a) shall become effective immediately after the record date for the determination of shareholders entitled to receive such additional ADSs and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

b) Fundamental Transaction. If, at any time while this Warrant is outstanding, (i) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another Person, (ii) the Company (or any Subsidiary), directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Ordinary Shares (including any Ordinary Shares underlying the ADSs) are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of more than 50% of the outstanding Ordinary Shares or more than 50% of the voting power of the Ordinary Shares of the Company, (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Ordinary Shares or any compulsory share exchange pursuant to which the Ordinary Shares effectively converted into or exchanged for other securities, cash or property, or (v) the Company, directly or indirectly, in one or more related transactions consummates a share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, merger or scheme of arrangement) with another Person or group of Persons whereby such other Person or group acquires more than 50% of the outstanding Ordinary Shares or more than 50% of the voting power of the Ordinary Shares of the Company (each a "Fundamental Transaction"), is consummated, then, subject to the rules or laws of the applicable Trading Market, upon any subsequent exercise of this Warrant, the Holder shall have the right to receive, for each Warrant Share represented by each Warrant ADSs that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the Holder (without regard to any limitation in Section

2(e) on the exercise of this Warrant), the number of common shares of capital stock (or ordinary shares, as the case may be) of the successor or acquiring corporation or of the Company, if the Company is the surviving corporation, and any additional consideration (the "Alternate Consideration") receivable as a result of such Fundamental Transaction by a holder of the number of Warrant Shares represented by the Warrant ADSs for which this Warrant is exercisable immediately prior to such Fundamental Transaction (without regard to any limitation in Section 2(e) on the exercise of this Warrant). For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one Ordinary Share, in such Fundamental Transaction, and the Company shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Ordinary Shares are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction. Notwithstanding anything to the contrary, in the event of a Fundamental Transaction, the Company or any Successor Entity (as defined below) shall, subject to the rules or laws of the applicable Trading Market, at the Holder's option, exercisable at any time concurrently with, or within 30 days after, the consummation of the Fundamental Transaction (or, if later, the date of the public announcement of the applicable Fundamental Transaction), purchase this Warrant from the Holder by paying to the Holder an amount of cash equal to the Black Scholes Value (as defined below) of the remaining unexercised portion of this Warrant on the date of the consummation of such Fundamental Transaction; provided, however, that, if the Fundamental Transaction is not within the Company's control, including not approved by the Company's Board of Directors, the Holder shall only be entitled to receive from the Company or any Successor Entity the same type or form of consideration (and in the same proportion), at the Black Scholes Value of the unexercised portion of this Warrant, that is being offered and paid to the holders of Ordinary Shares and/or ADSs of the Company in connection with the Fundamental Transaction, whether that consideration be in the form of cash, share or any combination thereof, or whether the holders of of Ordinary Shares and/or ADSs are given the choice to receive from among alternative forms of consideration in connection with the Fundamental Transaction;provided, further, that if holders of of Ordinary Shares and/or ADSs of the Company are not offered or paid any consideration in such Fundamental Transaction, such holders of of Ordinary Shares and/or ADSs will be deemed to have received common shares of the Successor Entity (which Entity may be the Company following such Fundamental Transaction) in such Fundamental Transaction. "Black Scholes Value" means the value of remaining unexercised portion of this Warrant, after deducting the aggregate unpaid Execise Price otherwise payable for that remaining unexercised portion of this Warrant, based on the Black-Scholes Option Pricing Model obtained from the "OV" function on Bloomberg determined as of the day of consummation of the applicable Fundamental Transaction for pricing purposes and reflecting (A) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the time between the date of the public announcement of the applicable contemplated Fundamental Transaction and the Termination Date, (B) an expected volatility equal to the greater of 100% and the 100 day volatility obtained from the HVT function on Bloomberg (determined utilizing a 365 day annualization factor) as of the Trading Day immediately following the public announcement of the applicable contemplated Fundamental Transaction, (C) the underlying price per share used in such calculation shall be the greater of (i) the sum of the price per share being offered in cash, if any, plus the value of any non-cash consideration, if any, being offered in such Fundamental Transaction and (ii) the highest VWAP during the period beginning on the Trading Day immediately preceding the public announcement of the applicable contemplated Fundamental Transaction (or the consummation of the applicable Fundamental Transaction, if earlier) and ending on the Trading Day of the Holder's request pursuant to this Section 3(b) and (D) a remaining option time equal to the time between the date of the public announcement of the applicable contemplated Fundamental Transaction and the Termination Date and (E) a zero cost of borrow. The payment of the Black Scholes Value will be made by wire transfer of immediately available funds (or such other consideration) within the later of (i) five Business Days of the Holder's election and (ii) the date of consummation of the Fundamental Transaction. The Company shall cause any successor entity in a Fundamental

Transaction in which the Company is not the survivor (the "Successor Entity") to assume in writing all of the obligations of the Company under this Warrant applicable after consummation of the Fundamental Transaction (if any) and the other Transaction Documents in accordance with the provisions of this Section 3(b) pursuant to written agreements in form and substance reasonably satisfactory to the Holder and approved by the Holder (without unreasonable delay) prior to such Fundamental Transaction and shall, at the option of the Holder, deliver to the Holder in exchange for this Warrant, a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant which is exercisable for a corresponding number of shares of capital stock of such Successor Entity (or its parent entity) equivalent in value to the Warrant Shares underlying the Warrant ADSs acquirable and receivable upon exercise of the remaining unexercised portion of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and with an exercise price which applies the exercise price hereunder to such shares of capital stock (but taking into account the relative value of the Ordinary Shares underlying the Warrant ADSs pursuant to such Fundamental Transaction and the value of such shares of capital stock, such number of shares of capital stock and such exercise price being for the purpose of protecting the economic value of this Warrant immediately prior to the consummation of such Fundamental Transaction), and which is reasonably satisfactory in form and substance to the Holder. Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall be added to the term "Company" under this Warrant (so that from and after the consummation of such Fundamental Transaction, each and every provision of this Warrant and the other Transaction Documents referring to the "Company" shall refer instead to each of the Company and the Successor Entity or Successor Entities, jointly and severally), and the Successor Entity or Successor Entities, jointly and severally with the Company, may exercise every right and power of the Company prior thereto and the Successor Entity or Successor Entities shall assume all of the obligations of the Company prior thereto under this Warrant and the other Transaction Documents with the same effect as if the Company and such Successor Entity or Successor Entities, jointly and severally, had been named as the Company herein. For the avoidance of doubt, the Holder shall be entitled to the benefits of the provisions of this Section 3(b) regardless of whether a Fundamental Transaction occurs prior to the Initial Exercise Date.

c) Calculations. All calculations under this Section 3 shall be made to the nearest cent or the nearest 1/100th of an ADS, as the case may be..

d) Notice to Holder.

i. Adjustment to Exercise Price. Whenever the Exercise Price is adjusted pursuant to any provision of this Section 3, the Company shall promptly deliver to the Holder by email a notice setting forth the Exercise Price after such adjustment and any resulting adjustment to the number of Warrant ADSs and setting forth a brief statement of the facts requiring such adjustment.

ii. Notice to Allow Exercise by Holder. If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Ordinary Shares or ADSs, (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Ordinary Shares or ADSs, (C) the Company shall authorize the granting to all holders of the Ordinary Shares or ADSs rights or warrants to subscribe for or purchase any shares of any class or of any rights, (D) the approval of any shareholders of the Company shall be required in connection with any reclassification of the Ordinary Shares or ADSs, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby the Ordinary Shares are converted into other securities, cash or property, or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, subject to applicable law and the rules or laws of an applicable Trading Market the Company shall cause to be delivered by email to the Holder at its last email address as it shall appear upon

the Warrant Register of the Company, at least 20 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Ordinary Shares or ADSs of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Ordinary Shares of record shall be entitled to exchange their Ordinary Shares for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice. To the extent that any notice provided in this Warrant constitutes, or contains, material, non-public information regarding the Company or any of the Subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Report on Form 6-K. Subject to applicable law and the rules or laws of an applicable Trading Market, the Holder shall remain entitled to exercise this Warrant during the period commencing on the date of such notice to the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

Section 4. Transfer of Warrant.

a) Transferability. Subject to compliance with any applicable securities laws, the rules or laws of an applicable Trading Market and the conditions set forth in Section 4(d) hereof and to the provisions of Section 4.1 of the Purchase Agreement, the remaining unexercised portion of this Warrant and all rights hereunder are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Company or its designated agent, together with a written assignment of this Warrant substantially in the form attached hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees, as applicable, and in the same denomination or denominations as specified in this Warrant, and shall issue to the assignor a new Warrant evidencing the portion of the remaining unexercised portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company unless the Holder has assigned the remaining unexercised portion of this Warrant in full, in which case, the Holder shall surrender this Warrant to the Company within three (3) Trading Days of the date on which the Holder delivers an assignment form to the Company assigning this Warrant in full. The remaining unexercised portion of this Warrant, if properly assigned in accordance herewith, may be exercised by a new holder for the purchase of Warrant ADSs without having a new Warrant issued.

b) New Warrants. Subject to applicable securities laws and the rules or laws of an applicable Trading Market, this Warrant may be divided or combined with other Warrants (issued upon identical terms) upon presentation hereof at the aforesaid office of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney. Subject to compliance with Section 4(a), as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice. All Warrants issued on transfers or exchanges shall be dated the Initial Exercise Date and shall be identical with this Warrant except as to the number of Warrant ADSs issuable pursuant thereto.

c) Warrant Register. The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the "Warrant Register"), in the name of the record Holder hereof from time to time. The Company shall deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes.

d) Transfer Restrictions. If, at the time of the surrender of this Warrant in connection with any transfer of this Warrant, the transfer of this Warrant shall not be either (i) registered pursuant to an effective registration statement under the Securities Act and under applicable state securities or blue sky laws or (ii) eligible for resale without volume or manner-of-sale restrictions or current public information requirements pursuant to Rule 144, the Company may require, as a condition of allowing such transfer, that the Holder or transferee of this Warrant, as the case may be, comply with the provisions of Section 5.7 of the Purchase Agreement.

e) Representation by the Holder. The Holder, by the acceptance hereof, represents and warrants that it is acquiring this Warrant and, upon any exercise hereof, will acquire the Warrant ADSs issuable upon such exercise, for its own account and not with a view to or for distributing or reselling such Warrant ADSs or any part thereof in violation of the Securities Act or any applicable state securities law, except pursuant to sales registered or exempted under the Securities Act.

Section 5. Miscellaneous.

a) No Rights as Shareholder Until Exercise; No Settlement in Cash. This Warrant does not entitle the Holder to any voting rights, dividends or other rights as a shareholder of the Company prior to the exercise hereof as set forth in Section 2(d)(i), except as expressly set forth in Section 3. Without limiting any rights of a Holder to receive Warrant ADSs on a "cashless exercise" pursuant to Section 2(c) or to receive cash payments pursuant to Section 2(d)(i) and Section 2(d)(iv) herein, in no event shall the Company be required to net cash settle an exercise of this Warrant.

b) Loss, Theft, Destruction or Mutilation of Warrant. The Company covenants that upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant or any stock certificate relating to the Warrant ADSs, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which, in the case of the Warrant, shall not include the posting of any bond), and upon surrender and cancellation of such Warrant or stock certificate, if mutilated, the Company will make and deliver a new Warrant or stock certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or stock certificate.

c) Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

d) Capacity to issue Shares.

The Company covenants that, during the period the Warrant is outstanding, it will have the capacity to issue the Warrant ADSs and the underlying Ordinary Shares upon the exercise (in accordance with the terms of this Warrant and in compliance with securities laws and the rules or laws of an applicable Trading Market) of any rights under this Warrant. The Company further covenants that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of issuing the Warrant Shares needed for the Depositary to issue the necessary Warrant ADSs upon the exercise of the purchase rights under this Warrant. The Company will take all such reasonable action as may be necessary to assure that such Warrant Shares and Warrant

ADSs and the underlying Ordinary Shares, when exercised in accordance with the terms of this Warrant, may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the applicable Trading Market upon which the ADSs and Ordinary Shares may be listed. The Company covenants that all Warrant ADSs and the underlying Ordinary Shares which may be issued upon the due exercise of the purchase rights represented by this Warrant will, upon due exercise of the purchase rights represented by this Warrant and payment for such Warrant ADSs in accordance herewith, be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges created by the Company in respect of the issue thereof (other than any transfer restrictions and taxes in respect of any transfer occurring contemporaneously with such issue).

Except and to the extent as waived or consented to by the Holder, the Company shall not by any action, including, without limitation, amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions in its control as may be necessary or appropriate to protect the rights of Holder as set forth in this Warrant against impairment. Without limiting the generality of the foregoing, the Company will (i) not increase the par value of any Warrant ADSs above the amount payable therefor upon such exercise immediately prior to such increase in par value, (ii) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant ADSs and the underlying Ordinary Shares upon the due exercise of this Warrant and (iii) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof, as may be, necessary to enable the Company to perform its obligations under this Warrant.

Before taking any action which would result in an adjustment in the number of Warrant ADSs for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body, members or bodies having jurisdiction thereof.

e) Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be determined in accordance with the provisions of the Purchase Agreement.

f) Restrictions. The Holder acknowledges that the Warrant ADSs acquired upon the exercise of this Warrant, if not registered, and the Holder does not utilize cashless exercise, will have restrictions upon resale imposed by state and federal securities laws.

g) Nonwaiver and Expenses. No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder (other than a failure to exercise the Warrants by the Termination Date) shall operate as a waiver of such right or otherwise prejudice the Holder's rights, powers or remedies. Without limiting any other provision of this Warrant or the Purchase Agreement, if the Company willfully and knowingly fails to comply with any provision of this Warrant, which results in any material damages to the Holder, the Company shall pay to the Holder such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys' fees, including those of appellate proceedings, incurred by the Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

h) Notices. Any notice, request or other document required or permitted to be given or delivered to the Holder by the Company shall be delivered in accordance with the notice provisions of the Purchase Agreement.

i) Limitation of Liability. No provision hereof, in the absence of any affirmative action by the Holder to exercise this Warrant to purchase Warrant ADSs, and no enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of the Holder for the purchase price of any ADSs or Ordinary Shares or as a shareholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

j) Remedies. The Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, may be entitled to specific performance of its rights under this Warrant. The Company agrees that monetary damages may not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant.

k) Successors and Assigns. Subject to applicable securities laws, this Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors and permitted assigns of the Company and the successors and permitted assigns of Holder. The provisions of this Warrant are intended to be for the benefit of any Holder from time to time of this Warrant and shall be enforceable by the Holder or holder of Warrant ADSs.

l) Amendment. Subject to the terms of this Warrant and compliance with securities laws and the rules or laws of an applicable Trading Market, this Warrant may be modified or amended or the provisions hereof waived with the written consent of the Company and the Holder.

m) Severability. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Warrant.

n) Headings. The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

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*(Signature Page Follows)*

IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its officer thereunto duly authorized as of the date first above indicated.

**GENETIC TECHNOLOGIES LIMITED**

By:____________________________________
Name:
Title:

**NOTICE OF EXERCISE**

TO: **GENETIC TECHNOLOGIES LIMITED**

(1) The undersigned hereby elects to purchase ________ Warrant ADSs of the Company pursuant to the terms of the attached Warrant, and tenders herewith payment of the applicable exercise price, together with all applicable transfer taxes, if any.

(2) Payment shall take the form of (check applicable box):

[ ] in lawful money of the United States; or

[ ] if permitted, the cancellation of such number of Warrant ADSs as is necessary, in accordance with the formula set forth in subsection 2(c), to exercise this Warrant with respect to the maximum number of Warrant ADSs purchasable pursuant to the cashless exercise procedure set forth in subsection 2(c).

(3) Please issue said Warrant ADSs in the name of the undersigned:

_______________________________

_______________________________

_______________________________

_______________________________

The Warrant ADSs shall be delivered to the following DWAC Account Number:

_______________________________

_______________________________

_______________________________

(4) Accredited Investor. The undersigned is an "accredited investor" as defined in Regulation D promulgated under the Securities Act of 1933, as amended.

[SIGNATURE OF HOLDER]

Name of Investing Entity:

_______________________________________________

*Signature of Authorized Signatory of Investing Entity*:

_______________________________________________

Name of Authorized Signatory:

_______________________________________________

Title of Authorized Signatory:

_______________________________________________

Date:

_______________________________________________

**EXHIBIT B**

# ASSIGNMENT FORM

*(To assign the foregoing Warrant, execute this form and supply required information. Do not use this form to purchase Warrant ADSs.)*

FOR VALUE RECEIVED, the foregoing Warrant and all rights evidenced thereby are hereby assigned to

Name: ______________________________
(Please Print)

Address: ______________________________
(Please Print)

Phone Number: ______________________________

Email Address: ______________________________

Dated: _______________ __, ______

Holder's Signature:_______________________

Holder's Address:________________________